

December 8, 2011

By E-Mail

Peter Gray
Executive Vice President, General Counsel and Secretary
ModusLink Global Solutions, Inc.
1601 Trapelo Road
Waltham, MA 02451

> **Re: ModusLink Global Solutions, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed December 7, 2011**
> **File No. 1-35319**

Dear Mr. Gray:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Additional Soliciting Materials

ModusLink's Board and Management Have Commenced A Review of Strategic Alternatives

1. We note that you have "commenced" a review by retaining Goldman Sachs; however, the transcript to the investor conference call on December 5, 2011 indicates that Goldman has worked with you for over a year. Please revise to clarify when you retained Goldman as your financial advisor.

Peerless Nominee Timothy Brog Has A Troubling Track Record of SEC Violations

2. We note the following statements regarding Mr. Brog:

- "Timothy Brog, one of the Peerless nominees, has a troubling history regarding violations of the securities laws and the failure to disclose such violations to stockholders;"
- "The Securities and Exchange Commission (SEC) found the Full Value Partners group's proxy materials to be in violation of the Securities Exchange Act of 1934;"
- "In 2008, Mr. Brog's violations in the Gyrodyne proxy fight returned to haunt him….;"
- "We believe that Mr. Brog is operating Peerless as an unregistered investment company in violation of federal securities laws;"
- "Once again, Mr. Brog has failed to disclose these apparent federal securities law violations."

Please avoid issuing statements in your soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements in future solicitations. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

3. Please refile the soliciting materials to describe the nature of each alleged violation of the federal securities laws and the nature of the false and misleading statements and the failure of disclose information.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions